

October 25, 2013

Via E-Mail
Robert Y. Lee
Interim Chief Executive Officer
The Grilled Cheese Truck, Inc.
151 North Nob Hill Road, Suite 321
Fort Lauderdale, FL 33324

> **Re:** **The Grilled Cheese Truck, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 30, 2013**
> **CIK No. 0001497647**

Dear Mr. Lee:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Given the amount of common stock registered for resale relative to the number of outstanding shares held by non-affiliates and your disclosure on page 73 that five selling stockholders are broker-dealers or affiliates of broker-dealers, it appears that this is an "indirect primary offering" for the purposes of your eligibility to rely on Rule 415(a)(1)(i). Please revise throughout by fixing the offering price of the securities for the duration of the offering and identifying the selling stockholders as underwriters. Alternatively, please provide an analysis why you believe this is not an indirect primary offering. Your analysis should address the following points as well as any other factors you deem relevant:

- how long the selling stockholders have held the securities;

- the circumstances under which the selling shareholders received the securities;

- the selling shareholders' relationship to the issuer;

- the amount of securities involved;

- whether the sellers are in the business of underwriting securities; and

- whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 214.02.

2. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please disclose the information required by Item 102 of Regulation S-K. In this regard, we note that you lease a warehouse facility in Gardena, California.

4. Please disclose the information required by Item 407(a) of Regulation S-K.

5. Prior to pricing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

6. Please confirm to us that you depict only your products or employees in the graphics included in the filing.

7. Please remove the inserted graphic "the price is right" from the bottom picture on the second page of graphics included in your filing.

8. Please substantiate your claim that you use or have "high quality" menu, "high quality" alternative, "high quality" products, "high quality" ingredients, "top quality" ingredients, and "high quality" grilled cheese sandwiches and clarify what makes your products and ingredient "quality," such as whether you only use "fresh ingredients" and organic products. Alternatively, please revise your disclosure.

9. Please file the following agreements as exhibits to your registration statement or tell us why you believe an agreement is not material to you or you are not otherwise substantially dependent upon the agreement:

   - Placement Agent Termination Agreement on page 8;
   - Stock purchase agreement with Trilogy Capital Partners, Inc. on page 9;
   - Standard catering agreement on page F-6; and
   - Vehicle and Maintenance Agreement on page F-12.

10. Please update the financial statements as necessary to comply with Rule 8-08 of Regulation S-X.

11. Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the filing of your Form S-1 registration statement.

Prospectus Summary, page 3

12. Please revise the Summary section by presenting a balanced discussion of the material aspects of your business, rather than highlighting only positive aspects of your business. In this regard, please disclose in the summary and business sections your net losses in the most recent audited period and for the most recent interim period and that your auditor has expressed substantial doubt regarding your ability to continue as a going concern.

Our Company, page 3

13. Please substantiate your statement that "the grilled cheese sandwich is the epitome of comfort food." In the alternative, revise to state as your belief.

14. Please disclose who listed you as "one of the best sandwiches in the country."

Truck Economics, page 3

15. Please clarify whether the cost to buy or lease a truck is included in the $25,000 average cost to commence operating a company truck. If the cost to lease or buy a truck is not included, please provide an estimate of this expense as well.

16. Please balance your disclosure in this paragraph by disclosing that there is no guarantee that these results are predictive of future results given that you anticipate a substantial expansion relying on a franchise-based model.

17. Additionally, please explain how sales per square foot is a meaningful measure relevant to an understanding of the economics of food trucks or remove this disclosure.

Strategy, page 4

18. Please explain your statement that your "trucks are designed to encourage a fun and casual dining experience," as it appears that customers buy your food and return to their homes or offices to eat the food purchased. Revise similar disclosure on page 39.

Our Expansion Strategy, page 5

19. Please revise this section to list your existing markets and state how many trucks you operate in each market. In addition, please revise here and on page 40 to state that there is no guarantee that you will increase the number of trucks to 100 trucks within 12 months from the effective date of the registration statement and balance this discussion by briefly describing the obstacles to implementing your expansion strategy.

Disposition of Certain Assets, page 6

20. Please revise to update information about the transaction set to close on October 1, 2013 or advise. In addition, if the truck rental lease agreement is a material agreement, please file it as an exhibit to your registration statement and describe its material terms.

Risk Factors, page 13

21. We note your disclosure that the "risks and uncertainties described below are not the only ones facing [you]." All material risks should be discussed in this section. Please revise this paragraph to clarify that you have discussed all known material risks.

Our independent auditors have expressed substantial doubt, page 13

22. We note your disclosure that your ability to continue as a going concern "will be determined by [your] ability to obtain additional funding in the short term." Please revise to disclose whether you have taken any steps to seek additional funding and that there is no guarantee that you will be able to obtain additional funding.

Increases in labor costs could slow or harm our business, page 20

23. We note your disclosure regarding "potential impact of union organizing efforts in the countries in which [you] operate." Please revise this disclosure because it appears that you only operate in the United States.

As an "emerging growth company" under applicable law, page 24

24. We note the disclosure on page 24 which indicates that as an emerging growth company, you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. Please state in your risk factor that as a result of

this election, your financial statements may not be comparable to companies that comply with the effective dates for public companies. Similar disclosures should also be provided in MD&A.

Management's Discussion and Analysis of Financial Condition, page 29

Overview, page 29

25. We note your statement that you have a "robust fan base of just over 113,000 followers on Twitter and Facebook." Please advise and revise as necessary to explain if these numbers reflect total or active followers and briefly explain how this metric is relevant to an evaluation of your results of operations. Also address how recent your Twitter and Facebook followers statistics are.

26. We note that you have company operated trucks and licensed trucks. Please revise to explain here and on page 40 the differences in operations for these two types of trucks and whether you generate different types of revenues from each truck type. In addition, please clarify whether you own the company operated trucks or the licensed trucks.

Liquidity and Capital Resources, page 36

27. Please discuss the changes in your cash flows from operating, investing, and financing activities during the years ended December 31, 2012 and 2011.

Critical Accounting Policies, page 37

28. We note that detailed critical accounting policies are not included in your Form S-1, nor your Form 10-K for the year ended December 31, 2012. Please include a discussion of your critical accounting policies in a level of detail with that provided in the Report on Form 8-K filed on October 24, 2012 in connection with your reverse merger transaction.

29. We note the disclosure regarding the issuance of stock options in Note 15 on page F-19. In this regard, please revise your critical accounting policies section of MD&A to disclose any option grants during the twelve month period preceding the expected public offering date, including a discussion of the following:

- A discussion of the significant factors, assumptions, and methodologies used in determining fair value.
- A discussion of each significant factor contributing to the difference between the fair value as of each grant date and the estimated selling price for shares in the offering. These disclosures should generally include significant intervening events and reasons for changes in assumptions, as well as the weighting of expected outcomes and the selection of valuation techniques employed. Such disclosures should be provided for each period in which fair value was estimated.

Business, page 38

30. We note your disclosure on page F-17 that your two suppliers (Suppliers A and B) accounted for 16% and 7% of your cost of goods sold for six months ended June 30, 2013 and 23% and 12% for six months ended June 30, 2012. We also note your disclosure on page F-23 for 2012 and 2011 fiscal year end that lists significant percentages of cost of goods sold for three suppliers (Suppliers A, B and C). Please revise your business section to identify your significant suppliers and discuss what type of agreements you have with your significant suppliers. If you are dependent on sole- or single-source suppliers for your products, please identify those suppliers and the products or components supplied. If applicable, please also include risk factor disclosure. Refer to Item 101(h)(4)(v) of Regulation S-K.

Veterans Ownership Opportunity, page 41

31. Please describe in greater detail the steps you have taken and need to take and the estimated budgets and milestones to implement your strategy to focus on veterans for your first 100 mobile truck franchises. Discuss the scope of and timeframe for implementation of the training, management, and ownership program you reference on page 40 and discuss the methods you anticipate utilizing to assist prospective franchisees to secure financing to acquire a franchise.

Hub and Spoke, page 41

32. Please discuss in greater detail "hub-and-spoke" strategy. Include in your revised disclosure a discussion of the economics of the "hub-and-spoke" system with franchised food trucks you envision, describe the characteristics of this operating format that contribute to its use in "similar" industries, and explain how your model is designed to achieve these characteristics in light of your business model and size.

33. Please discuss the effect that the royalty payment structure may have on the economics to you and to prospective franchisees under your proposed hub-and-spoke model. Also, please balance your statements regarding the economics of mobile trucks by disclosing that there is no guarantee that the royalty structure you ultimately establish will enable you or your franchisees to operate profitability.

Products, page 42

34. We note that you have received a number of awards. If these awards are generally known or industry-wide, please briefly describe criteria for each award. In the alternative, if the awards are nominal or honorary, please add a brief and clear explanation that puts these awards in context or remove references to nominal or honorary awards.

Competition, page 43

35. Please revise this section to name your principal competitors. In addition, exclude information that depicts your competitors in a negative light.

36. Please disclose whether other food trucks sell their food at the same places and times as your trucks do. If so, briefly describe the number of trucks and the types of food they offer.

Directors, Executive Officers and Corporate Governance, page 50

37. We note that you have an interim chief executive officer and an interim chief financial officer. Please revise to explain why these executives hold interim positions and how long you expect them to continue in the interim positions.

38. We note your disclosure on page 52 that "[f]rom June 2012 through August 2013, Mr. Devoraj served as Senior Vice President of Fixed Income at Southwest Securities from July 2001 to June 2012." Please revise to include only one time period during which Mr. Devoraj served in this position or advise. Depending on your revision, please ensure that you provide five years of business experience for Mr. Devoraj.

Executive Compensation, page 52

39. We note that your summary compensation table includes option awards. Please disclose the information called for by Item 402(p) of Regulation S-K or advise.

40. We note your disclosure on page 54 that you have paid Mr. Lee a signing bonus of $80,000 in fiscal year 2012. You state, "we paid Mr. Lee a signing bonus of $80,000, of which $40,000 was paid and the reaming $40,000 was paid from the proceeds at the final closing of the 2012 Private Placement Offering." In your summary compensation table you only record $40,000 as the bonus paid to Mr. Lee. Please revise for consistency.

Certain Relationships and Related Transactions and Director Independence, page 60

41. For each of the related party transactions listed in this section, please revise to include the transaction's dollar amount.

42. Please advise why you included a description of your employment agreements in the related party transaction section of the prospectus. If the parties to your employment agreements have no other agreements, transactions, or relationships with you, please consider deleting descriptions of your employment agreements from this section.

Selling Stockholders, page 67

43. For each selling stockholder listed in your selling stockholders table that is not a natural person, please identify the natural person who has voting power and/or investment control.

44. Please delete the words "we believe" from the second sentence in the second paragraph of this section.

Plan of Distribution, page 71

45. We note your disclosure on page 73 that "[o]ther than Peter Goldstein, Blackwall Capital Markets, Inc., General Wesley Clark, Grandview Capital Partners, Inc. and William Corbett, to our knowledge, no selling stockholder is a broker-dealer or any affiliate of a broker-dealer." Please remove the knowledge qualifier from this sentence and state whether the above referenced entities and individuals are broker-dealers or affiliates of broker-dealers.

Holders, page 73

46. We note your disclosure that you have 88 record holders of common stock. You have listed more than 88 selling shareholders on page 67, however. Please revise for consistency.

June 30, 2013 Financial Statements, page F-1

47. Given the significant changes in your stockholders equity that have occurred from December 31, 2012 through June 30, 2013, please revise your interim financial statements to include a statement of changes in stockholders equity for the six month period ended June 30, 2013.

Notes to Unaudited Condensed Consolidated Financial Statements, page F-4

9. Warrants, page F-10

48. We note from your disclosure on pages 10, 11, 54, and 56 of the draft registration statement that a number of warrants may be exercised on a cashless basis. Given your statement on page 28 that you may receive proceeds from the exercise of warrants up to $13,614,800, please revise your June 30, 2013 and December 31, 2012 notes to the financial statements to disclose the terms under which your outstanding warrants may be exercised on a cashless basis.

49. Please reconcile the number and terms of the warrants to purchase 287,500 shares of common stock at $2.40 per share and the warrants to purchase 64,500 shares of common

stock at $2.40 per share issued on April 18, 2013 and June 21, 2013, respectively, as disclosed on page F-12 of the interim financial statements with the warrants to acquire 287,500 shares of common stock at $1.20 per share and the warrants to purchase 352,000 shares of common stock at $1.20 per share issued on April 18, 2013 and June 21, 2013, respectively, as disclosed on page F-25 of the audited financial statements. Please reconcile and revise these disclosures as necessary.

15. Subsequent Events, page F-18

50. Please tell us how you plan to account for the asset purchase agreement that you entered into with Hook & Ladder Draught House during August 2013. As part of your response and your revised disclosures, please clearly explain whether the agreement represents the purchase of a business or the purchase of assets pursuant to the guidance in ASC 805-10-25 and explain the basis or rationale for your conclusions. To the extent the transaction represents the acquisition of a business, please provide the purchase price allocation in your next amendment, if available. Your response and your revised disclosure should also identify any items for which the purchase price is considered preliminary and the date when you expect the determination of these amounts to be finalized. Furthermore, please tell us and revise Note 15 to disclose how you determined the fair value of the 500,000 shares issued in connection with the asset purchase agreement and the warrants to purchase up to 250,000 shares of stock. We may have further comment upon receipt of your response.

51. In a related matter, we note from page 6 that GCT-TX agreed to issue to the owner of Hook & Ladder, Deepak Deveraj, 20% of its issued and outstanding Class A membership units. We further note from page 6 that GCT-TX is an affiliate of you. In this regard, please tell us your relationship with GCT-TX, including when such entity was formed, the percentage ownership you hold, and how you account for such ownership in your financial statements. Also, please explain how the issuance of the Class A membership units by GCT-TX will be accounted for in your financial statements, as applicable.

52. In addition, please tell us and revise the notes to your financial statements to disclose how you plan to value and account for the options issued to Deveraj in connection with the employment agreement.

Other

53. Please revise the notes to your financial statements to include the following disclosures for any stock options granted during the twelve month period preceding the latest balance sheet presented in the registration statement:

   - For each grant, the number of options granted, the exercise price, the fair value of the common stock and the intrinsic value, if any, per option.

- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.
- If the valuation specialist was a related party, a statement disclosing that fact.

Refer to the guidance outlined in paragraphs 14.12 and 14.13 of the American Institute of Certified Public Accountants Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation.*

Prospectus Back Cover Page

54. Please revise the back cover page of the prospectus to delete the second full paragraph starting with "[a]dditional risks and uncertainties."

Part II

Item 15. Recent Sales of Unregistered Securities, page II-3

55. Please identify the parties to the bridge financing you completed on July 9, 2012 and September 20, 2012 described on page II-4.

Item 16. Exhibits and Financial Statement Schedules, page II-5

56. Please revise the footnotes to your exhibits index to specify exhibit numbers of your prior filings incorporated by reference.

Signature, page II-8

57. Please revise your signature page to have your principal accounting officer or controller sign the registration statement in his or her individual capacity. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Sarah Williams, Esq.